Filed Pursuant to Rule 433

Dated September 29, 2020

Registration Statement Nos. 333-230334-01, 333-230334-02,

333-230334-03

Relating to

Preliminary Prospectus Supplement dated September 29, 2020

and

Prospectus dated March 15, 2019

CNH INDUSTRIAL CAPITAL LLC

$500,000,000 1.875% NOTES DUE 2026

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Issue Ratings (Moody’s / S&P / Fitch)*	Baa3 / BBB / BBB-
Form:	SEC Registered
Principal Amount:	$500,000,000
Trade Date:	September 29, 2020
Settlement Date:	October 6, 2020 (T+5)
Maturity Date:	January 15, 2026
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2021
Coupon:	1.875% per annum
Price to Public:	99.761% of the principal amount, plus accrued interest from October 6, 2020 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$495,805,000
Benchmark Treasury:	UST 0.250% due September 30, 2025
Spread to Benchmark Treasury:	+167 basis points
Benchmark Treasury Price and Yield:	99-31+; 0.253%
Yield to Maturity:	1.923%
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.300% (30 basis points); par call one month prior to maturity
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AL8/US12592BAL80
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

BBVA Securities Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

MUFG Securities Americas Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting: Barclays Capital Inc. toll-free at +1 (888) 603-5847 or by email at barclaysprospectus@broadridge.com; Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146 or by email at

prospectus@citi.com; Morgan Stanley & Co. LLC toll-free at +1 (866) 718-1649 or by email at prospectus@morganstanley.com; or RBC Capital Markets, LLC toll-free at +1 (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.